December 29, 2008

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mr. Mark Kronforst
Accounting Branch Chief

           Re: Fundtech Ltd,
                  Form 20-F for Fiscal Year Ended December 31, 2007
                  Filed April 11, 2008
                  File No. 000-29634

Dear Mr. Kronforst,

We are in receipt of your letter dated December 15, 2008.  After reviewing the comments contained therein, we note the Company’s comments provided below for your consideration;

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, Page 31

Comment 1.

We note that your discussion of cash flows addresses the fiscal years ended December 31, 2007 and 2006 but does not address 2005. Please explain to us how you considered the opening paragraph to Item 5 of Form 20-F.

Company Reply to Comment 1

The Company inadvertently did not discuss the 2005 cash flows in this Form 20-F.  We respectfully note that such discussion was included in the Company’s previously filed Forms 20-F for fiscal years 2005 and 2006 and is thus available to interested parties.  In future,  the Company will ensure that it includes a discussion of the cash flows of all the historical periods covered by the financial statements included in the Form 20-F.

Comment 2

We note that your trade receivables appear to fluctuate significantly between periods and we were unable to locate any discussion of these changes and the impact on your cash flows and liquidity. Please revise your future filings to address such fluctuations in this section.

Company Reply to Comment 2
The Company will revise its future filings to include a discussion of the trade receivable fluctuations and the impact on its cash flows and liquidity as requested.

Comment 3

Please explain to us why you did not provide any discussion of investment liquidity issues within this section.

Company Reply to Comment 3

The Company’s understanding is that a discussion should reflect investment liquidity issues that exist close to the time the Form 20-F is filed.   By March 2008 the Company has disposed of most of its Taxable Auction Securities, its only investment securities without incurring any losses.  Accordingly, the Company  did not believe that  there were investment liquidity issues that needed to be discussed in Item 5.

Note 4 to the 2007 Consolidated Financial Statements includes a detailed discussion of the liquidation of the Taxable Auction Securities as well as the liquidity challenges associated with these securities.

Item 18. Financial Statements

Note 2 – Significant Accounting Policies

E. Marketable Securities, page F-10.

Comment 4

We note your disclosure indicating that your held-to-maturity securities include debt. Please tell us how you considered paragraph 20 of SFAS 115 with respect to information regarding the contractual maturities of these securities.

Comment 5

Please tell us how you considered each of the disclosure requirements of paragraph 19 of SFAS 115 for your held-to-maturity and available-for-sale investments.

Company’s Reply to Comments 4 and 5

The Company examined the presentation and disclosure regarding marketable securities, as reflected in Notes 2 and 4 to the 2007 Consolidated Financial Statements, in light of paragraphs 19 and 20 of SFAS 115, and we respectfully note the following:

All maturities of long term held-to-maturity investments are in 2009.  All available-for-sale securities are Taxable Auction Securities. Please see the specific information regarding these Taxable Auction Securities in Note 4 to the 2007 Consolidated Financial Statements.  As of December 31, 2007 there were no unrealized gains/ losses on the Taxable Auction Securities.

In future filings, the Company will include all the required information regarding the maturities of long term securities.

In providing these comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and that staff comments or changes to disclosure in response to staff comments to not foreclose the commission from taking action with respect to the filing, and that the Company  may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any additional comments or questions.   I can be reached at (908)-962-0333 and my e mail address is Yoram.bibring@fundtech.com.

                                    Sincerely,

                                    /s/ Yoram Bibring
                                                        Yoram Bibring
                                                            Chief Financial Officer
Copy Jennifer Fugario Staff Accountant